UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Definitive Healthcare Corp.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

24477E103

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24477E103
(1) Names of Reporting Persons
Irenic Capital Management LP
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	6,413,185*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	6,413,185*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
6,413,185*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
5.5%*
(12) Type of Reporting Person
IA

* See Item 4 for additional information.

CUSIP No. 24477E103
(1) Names of Reporting Persons
Irenic Capital Evergreen Master Fund LP
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	6,413,185*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	6,413,185*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
6,413,185*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
5.5%*
(12) Type of Reporting Person
PN

* See Item 4 for additional information.

CUSIP No. 24477E103
(1) Names of Reporting Persons
Adam Katz
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	6,413,185*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	6,413,185*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
6,413,185*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
5.5%*
(12) Type of Reporting Person
IN

* See Item 4 for additional information.

CUSIP No. 24477E103
(1) Names of Reporting Persons
Andrew Dodge
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	6,413,185*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	6,413,185*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
6,413,185*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
5.5%*
(12) Type of Reporting Person
IN

* See Item 4 for additional information.

Item 1(a). Name Of Issuer:

Definitive Healthcare Corp. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

492 Old Connecticut Path, Suite 401

Framingham, MA 01701

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (i) Irenic Capital Management LP, a Delaware limited partnership (“Irenic Capital”), (ii) Irenic Capital Evergreen Master Fund LP, a Cayman Islands limited partnership (“Irenic Evergreen Master Fund”), (iii) Adam Katz and (iv) Andrew Dodge, with respect to the shares of Class A Common Stock, $0.001 par value (the “Class A Common Stock”), of the Company held by Irenic Evergreen Master Fund. Irenic Capital is the investment manager of Irenic Evergreen Master Fund. Irenic Capital Management GP LLC (“Irenic Capital GP”), a Delaware limited liability company, is the general partner of Irenic Capital. Irenic Capital Evergreen Fund GP LLC (“Irenic Evergreen GP”), a Delaware limited liability company, is the general partner of Irenic Evergreen Master Fund. Adam Katz is the Chief Investment Officer of Irenic Capital and a managing member of each of Irenic Capital GP and Irenic Evergreen GP. Andrew Dodge is the Director of Research of Irenic Capital and a managing member of each of Irenic Capital GP and Irenic Evergreen GP.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The business address of each of Irenic Capital, Irenic Evergreen Master Fund, Irenic Capital GP, Irenic Evergreen GP and Messrs. Katz and Dodge is 767 Fifth Avenue, 15th Floor, New York, NY 10153.

Item 2(c). Citizenship:

Irenic Capital is a Delaware limited partnership. Irenic Evergreen Master Fund is a Cayman Islands limited partnership. Irenic Capital GP and Irenic Evergreen GP are Delaware limited liability companies. Messrs. Katz and Dodge are citizens of the United States of America.

Item 2(d). Title of Class of Securities:

Class A Common Stock

Item 2(e). CUSIP No.:

24477E103

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership:

As reported in the cover pages to this report, the ownership information with respect to each of Irenic Capital, Irenic Evergreen Master Fund and Messrs. Katz and Dodge is as follows:

(a)	Amount Beneficially Owned:		6,413,185*
(b)	Percent of Class:		5.5%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0*
	(ii)	shared power to vote or to direct the vote:	6,413,185*
	(iii)	sole power to dispose or to direct the disposition of:	0*
	(iv)	shared power to dispose or to direct the disposition of:	6,413,185*

* Irenic Capital is the investment manager to Irenic Evergreen Master Fund. Irenic Capital GP is the general partner of Irenic Capital and Irenic Evergreen GP is the general partner of Irenic Evergreen Master Fund. Adam Katz is the Chief Investment Officer of Irenic Capital and a managing member of each of Irenic Capital GP and Irenic Evergreen GP. Andrew Dodge is the Director of Research of Irenic Capital and a managing member of each of Irenic Capital GP and Irenic Evergreen GP.

As of September 30, 2024, Irenic Evergreen Master Fund held 6,413,185 shares of Class A Common Stock. As of September 30, 2024, Irenic Capital and Messrs. Katz and Dodge may be deemed to beneficially own 6,413,185 shares of Class A Common Stock held by Irenic Evergreen Master Fund.

The reported beneficial ownership percentage is based upon 117,123,112 shares of Class A Common Stock issued and outstanding as of August 1, 2024, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2024.

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2024

IRENIC CAPITAL EVERGREEN MASTER FUND LP

By: Irenic Capital Management LP, its Investment Manager

By:	/s/ Joshua Brodman
Name:	Joshua Brodman
Title:	Chief Compliance Officer

IRENIC CAPITAL MANAGEMENT LP

By:	/s/ Joshua Brodman
Name:	Joshua Brodman
Title:	Chief Compliance Officer

/s/ Adam Katz
Adam Katz

/s/ Andrew Dodge
Andrew Dodge

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

1. Joint Filing Agreement, dated as of October 3, 2024, by and between Irenic Capital Management LP, Irenic Capital Evergreen Master Fund LP, Adam Katz and Andrew Dodge.